UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A., pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

General Meeting of Shareholders of

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.,

Held on 14 March 2014

RESOLUTION PASSED

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The full text of the resolutions adopted is hereby included:

RESOLUTIONS UNDER AGENDA ITEM ONE

1.	Approve, in accordance with the terms of the legal documentation, the Annual Financial Statements and Management Report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2013, as well as the Consolidated Annual Financial Statements and Management Report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same financial year.

2.	Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. profits corresponding to the financial year 2013, for the sum of €1,406,304,382.61 (one billion, four hundred and six million, three hundred and four thousand, three hundred and eighty-two euros, sixty-one cents) as follows:

•	The sum of €33,036,280.00 (thirty-three million, thirty-six thousand, two hundred and eighty euros) is allocated to provision the legal reserve.

•	The sum of €572,432,649.10 (five hundred and seventy-two million, four hundred and thirty-two thousand, six hundred and forty-nine euros, ten cents) is allocated to the payment of dividends, which have been fully paid out prior to this General Meeting as interim dividends on account of the year’s dividends, pursuant to the resolution adopted by the Bank’s Board of Directors, 24th June 2013. In this respect, it is resolved to ratify insofar as is necessary the Bank’s aforementioned Board of Directors’ resolution approving the payout of interim dividends on account of the dividends corresponding to financial year 2013.

•	The sum of €160,647,581.68 (one hundred and sixty million, six hundred and forty-seven thousand, five hundred and eighty-one euros, sixty-eight cents) is allocated to the cash payment stemming from the Bank’s acquisition of the free allocation rights of the shareholders who so requested it, in the free-of-charge capital increases resolved in execution of the resolutions adopted by the General Meeting, 15th March 2013, under agenda items 4.1 and 4.2, for the implementation of the shareholder remuneration system called the “Dividend Option”.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The sum of €35,242,916.16 (thirty-five million, two hundred and forty-two thousand, nine hundred and sixteen euros, sixteen cents) is allocated to the payment made in 2013 corresponding to the distributions on the Additional Tier-1 Capital instruments issued in May 2013.

•	The remaining profit, i.e., the amount of €604,944,955.67 (six hundred and four million, nine hundred and forty-four thousand, nine hundred and fifty-five euros, sixty-seven cents) is allocated to provision the Company’s voluntary reserves.

3.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors in 2013.

4.	Confer authority on the Chairman & CEO, Mr. Francisco González Rodríguez and the Company & Board Secretary, Mr. Domingo Armengol Calvo, severally and with powers of substitution, to deposit the individual and consolidated Annual Financial Statements, Management Reports and Auditors’ Reports corresponding to the Bank and its Group respectively, and to issue the corresponding certificates pursuant to articles 279 of the Corporate Enterprises Act and 366 of the Companies Registry Regulations.

RESOLUTIONS UNDER AGENDA ITEM TWO

Under this agenda item, in line with the proposal made to the Board of Directors by the Appointments Committee, the General Meeting approved the reelection of Mr. Tomás Alfaro Drake, Mr. Carlos Loring Martínez de Irujo, Mr. José Luis Palao García-Suelto and Ms. Susana Rodríguez Vidarte, as members of the Board of Directors with the status of independent directors, for the term of office established in the Company Bylaws.

Likewise, with the favourable report from the Appointments Committee, the General Meeting approved the ratification of the resolution adopted by the Board of Directors, 29th May 2013, by means of which the shareholder, Mr. José Manuel González-Páramo Martínez-Murillo was co-opted as member of the Bank’s Board of Directors, with the status of executive director; and his appointment as a member of the Board of Directors, with the same status, for the term of office established in the Company Bylaws.

Finally, following the proposal made to the Board of Directors by the Appointments Committee, the General Meeting has appointed, for the term of office established in the Company Bylaws, Ms. Lourdes Máiz Carro, as a new member of the Board of Directors, with the status of independent director.

Consequently, the General Meeting has adopted the following resolutions:

2.1.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr. Tomás Alfaro Drake, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.2.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr. Carlos Loring Martínez de Irujo, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

2.3.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr. José Luis Palao García-Suelto, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

2.4.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Ms. Susana Rodríguez Vidarte, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

2.5.	Ratify the resolution adopted by the Board of Directors, 29th May 2013, by means of which the shareholder, Mr. José Manuel González-Páramo Martínez-Murillo, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, was designated as member of the Board of Directors; and appoint him to such position for the three-year term established in the Company Bylaws.

2.6.	Appoint to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Ms. Lourdes Máiz Carro, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, with tax identity document 51,340,955-X.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, it has been established in 14 the number of members of the Board of Directors of Banco Bilbao Vizcaya Argentaria S.A.

RESOLUTIONS UNDER AGENDA ITEM THREE

One.- Repealing the unavailed part from the authorisation granted by the Annual General Meeting, 12th March 2010, under agenda item three, to authorise the Company, directly or via any of its subsidiaries, for a maximum term of five years as of the date on which this resolution is approved, for the derivative acquisition of Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law, including charging the acquisition to the year’s profits and/or unrestricted reserves, pursuant to article 146 and concordant in the Corporate Enterprises Act, and to subsequently dispose of the shares acquired.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The derivative acquisition of the Banco Bilbao Vizcaya Argentaria, S.A. shares will at all times be carried out in compliance with the conditions established under applicable legislation and, in particular, the following:

•	At no time may the nominal value of the treasury stock acquired directly or indirectly under this authorisation, when added to the treasury stock already held by the Company and its subsidiaries, exceed ten per cent (10%) of the subscribed share capital of Banco Bilbao Vizcaya Argentaria, S.A., or, where applicable, the maximum amount permitted under applicable legislation at any time. Moreover, any restrictions established on the acquisition of treasury stock by the regulatory authorities on the markets where the Banco Bilbao Vizcaya Argentaria, S.A. shares are listed for trading must at all times be observed.

•	The acquisition, comprising the shares that the Company or person acting in their own name but to the account of the Company may have acquired previously and held in their portfolio, may not result in the net equity being less than the amount of the share capital plus legal reserves and/or reserves that are restricted by the Company Bylaws.

•	A restricted reserve, equivalent to the sum of treasury stock of the Company recorded to Assets, may be established against the net equity. This reserve must be maintained until the shares are sold or redeemed.

•	The shares acquired must be fully paid up, unless the acquisition is without consideration, and must not entail any obligation to provide ancillary benefits.

•	The acquisition price per share will not be below the nominal value of the share or more than 20% above the listed price or any other price associated to the shares on the acquisition date.

Transactions to acquire treasury stock will comply with the securities markets’ regulations.

For the effects established in the final paragraph of section a) of article 146.1 of the Corporate Enterprises Act, express authorisation is given for all or some of the treasury stock acquired by the Company or any of its subsidiaries hereunder to be set aside for workers or directors of the Company or its subsidiaries, either directly or as a result of exercising the option rights that they hold.

Two.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorisation contained in the previous resolution, authorising it to delegate such authority to the Executive Committee, with express powers to delegate this in turn; to the Chairman of the Board; to the President & COO; or to any other director; and to empower any Company proxy.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FOUR

4.1 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RMV is the maximum reference market value of the capital increase, which cannot exceed €1,000,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €1,000,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non- Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

4.2 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.3 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.4 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

RESOLUTIONS UNDER AGENDA ITEM FIVE

Approval of the conditions of the system of variable remuneration in shares of BBVA for 2014 targeted at members of its management team, including executive directors and members of the senior management.

1.- Approve, for the purposes provided for in article 219 of the Corporate Enterprises Act, the conditions for 2014 in the system of variable remuneration in shares for the BBVA Group Management Team (hereinafter the “System of Variable Remuneration in Shares for the Management Team” or the “System”) established by the General Meeting, 11th March 2011, under agenda item 7, under the following terms:

1.1. The Management Team incentive in shares for 2014 (hereinafter the “2014 Incentive”) will have the following characteristics:

(a) Indicators:

The indicators for the 2014 Incentive will be:

•	Performance of the Bank’s Total Shareholder Return (TSR) from 1st January 2012 to 31st December 2014, benchmarked against the TSR performance of the following peer group of banks over the same period: BNP Paribas, Société Genérale, Deutsche Bank, Unicredit Group, Intesa Sanpaolo, Banco Santander, Credit Agricole, Barclays, Lloyds Banking Group, The Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase and Wells Fargo.

•	The Group’s Recurring Economic Profit (EP) in constant euros without one-offs.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The Group’s Attributable Profit without one-offs.

To calculate the exact number of BBVA shares that will vest to each beneficiary, the number of “units” initially allocated will be divided into three parts, each indexed to one indicator according to the weightings established for them. Each of these will be multiplied by a coefficient of between 0 and 2 as a function of a scale also defined for each indicator.

For the TSR indicator, the applicable coefficient will be always zero when the Bank is ranked below the median of its peer group at the end of the benchmarking period.

The price of the shares that will vest under the 2014 Incentive will be the opening price on the market on the day of delivery.

(b) Beneficiaries: The 2014 Incentive is targeted at the members of the BBVA Group Management Team, who have such status on the date on which this resolution is approved, including executive directors and members of the senior management. The initial estimate of the number of 2014 Incentive beneficiaries is approximately 2,200 individuals, without prejudice to any new incorporations or leaves while the Incentive is in force.

(c) Duration: The 2014 Incentive will remain in force from 1st January 2014 to 31st December 2014.

(d) Settlement and payment of the 2014 Incentive: The 2014 Incentive will be settled during the first quarter of 2015, although early settlement conditions may be established in implementing measures for this resolution.

The beneficiaries may avail shares originating from the 2014 Incentive settlement in the following manner: (i) 40% of the shares received will be freely transferrable by the beneficiaries from the time of their delivery; (ii) 30% of the shares received will become transferrable once one year has elapsed from the 2014 Incentive settlement date; and (iii) the remaining 30% will become transferrable once two years have elapsed from the 2014 Incentive settlement date. All this will be done under the terms and conditions established by the Board of Directors.

These rules on settlement and payment of the shares will not apply to beneficiaries included in section 1.2. below, as special features have been determined for these beneficiaries, mentioned in that section.

1.2. The 2014 Incentive beneficiaries who engage in professional activities with a significant impact on the Company’s risk profile or perform control functions, including executive directors and members of the senior management, will have a special system of settlement and payment of their variable remuneration for 2014. This will be the sum of their ordinary variable remuneration and the shares corresponding to the 2014 Incentive (hereinafter the “Annual Variable Remuneration”), pursuant to the following conditions:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	If as a consequence of the settlement of the 2014 Incentive the shares that will vest to them do not account for at least 50% of their Annual Variable Remuneration, the part of their ordinary variable remuneration necessary to top up the amount to 50% will vest such that they receive at least 50% of their Annual Variable Remuneration in shares and the remaining percentage in cash. For this purpose, the value of the 2014 Incentive shares used for this purposes will be the average closing price of the BBVA shares in the trading sessions between 15th December 2014 and 15th January 2015, both dates inclusive.

•	The shares received in settlement of the Annual Variable Remuneration will be subject to specific deferral criteria, such that 60% will vest during the first quarter of 2015, and the remaining 40% will be deferred in thirds payable over a three-year period, ie, in the first quarter of 2016, 2017 and 2018. However, early settlement conditions may be established in implementing measures for this resolution.

•	This percentage of deferred shares will increase up to 50% in the case of the executive directors and members of the senior management.

•	The shares corresponding to Annual Variable Remuneration may not be availed for one year after vesting, and their value will be subject to adjustment under the terms established by the Board of Directors.

•	The deferred shares will vest provided none of the circumstances established by the Board of Directors limiting or impeding delivery.

The Board of Directors will determine the specific conditions for settlement and payment of the 2014 Annual Variable Remuneration for the different members of this group. It may establish the moment in which the part of the Annual Variable Remuneration payable in shares will vest and, as applicable, specific criteria for deferral, adjustment and the availability schedule in light of the aforementioned conditions and the regulatory requirements.

In any event, the variable component of the remuneration corresponding to one yearfor the members of this group is capped at a percentage equivalent to 100% of the fixed component of their total remuneration that year, except in those cases in which the General Meeting resolves to increase this cap to 200%.

1.3. The maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares that may vest to the Management Team as a result of the System for 2014 is 18.5m ordinary shares, representing 0.32% of the current share capital of Banco Bilbao Vizcaya Argentaria, S.A. Of this number, a maximum of 584,000 ordinary shares (representing 0.01% of the share capital) may be earmarked for executive directors and 1,224,000 ordinary shares (representing 0.02% of the share capital) may be earmarked for the other members of senior management.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Company may use shares comprising its treasury stock to cover the shares indicated in the previous paragraph or may use another suitable financial system that the Company may determine.

2.- To confer authority on the Company Board of Directors with powers as broad as required by law and with express powers to delegate the authority to the Executive Committee, the Chairman of the Board of Directors, the President and Chief Operating Officer or any other Company director or proxy, to ramify, formalise, execute and settle this resolution, as appropriate: adopting any agreements and signing any public or private documents that may be necessary or advisable for its full efficacy, with powers to correct, rectify, amend or supplement this resolution, and in particular, by way of example, the following powers:

(a)	To implement the 2014 System of Variable Remuneration in Shares for the Management Team.

(b) To develop and establish the specific conditions for the System of Variable Remuneration in Shares for the Management Team with respect to anything not envisaged in this resolution. This includes, but is not limited to, recording additions of new beneficiares and the removal of previous ones, resolving its settlement and the settlement terms, establishing the grounds for early settlement of the System and declaring compliance with the conditions that may, where applicable, be indexed to such settlement.

(c) To draw up, sign and present any additional communications and documents that may be necessary or advisable before any public or private body in order to implement, execute and settle the System of Variable Remuneration in Shares for the Management Team, including, where necessary, the corresponding protocols.

(d) To engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, execute and settle the System of Variable Remuneration in Shares for the Management Team.

(e) To negotiate, agree and sign counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.

(f) To draw up and publish any announcements that may be necessary or advisable.

(g) To draw up, sign, grant and, where applicable, certify any kind of document relating to the System of Variable Remuneration in Shares for the Management Team.

(h) To adapt the contents and conditions of the System to the circumstances or corporate transactions that may occur while it is in force, relating to BBVA or companies in its Group, and to the banks in its peer group for TSR benchmarking, such that the System continues to perform under the same terms and conditions.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(i) To adapt the content of the System to the requirements, observations or requests that may be forthcoming from the competent supervisory authorities.

(j) And, in general, to engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the System of Variable Remuneration in Shares for the Management Team and the previously adopted resolutions.

RESOLUTIONS UNDER AGENDA ITEM SIX

For the purposes of article ten bis one of Act 13/1985, 25th May, on lending coefficients, equity and reporting obligations of financial intermediaries, to approve that the variable component of the annual remuneration of executive directors, senior managers and certain employees whose professional activities have a significant impact on the Company’s risk profile or perform control functions, may reach up to 200% of the fixed component of the total remuneration of such employees following the Recommendations Report issued to such effects by the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors, 30th January 2014, and made available to shareholders as of the date on which the General Meeting was called.

RESOLUTIONS UNDER AGENDA ITEM SEVEN

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2014. Deloitte, S.L. is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1—Torre Picasso and its tax code is B-79104469; filed under number S-0692 in the Official Registry of Account Auditors in Spain, and in the Madrid Companies Registry under volume 13,650, folio 188, section 8, sheet M-54414.

RESOLUTIONS UNDER AGENDA ITEM EIGHT

Confer authority on the Board of Directors, with express powers to pass on this authority to the Executive Committee or to the director(s) it deems pertinent as well as to any other person whom the Board expressly empowers for the purpose, with the necessary faculties and as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the announcements required by law; and to engage in such arrangements as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the Ministries of the Economy & Competitiveness and of Finance & Public Administrations; the CNMV (securities exchange authority); the entity tasked with the recording of book entries; the Companies Registry; or any public or private body.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Confer also authority on the Chairman & CEO, Mr. Francisco González Rodríguez; the President & COO, Mr. Ángel Cano Fernández; and the Company Secretary & Secretary of the Board, Mr. Domingo Armengol Calvo, so that any of them may severally engage in such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Companies Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to grant the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable until the implementation and full filing of the resolutions adopted is achieved, without needing a further General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual accounts in the Companies Registry.

RESOLUTIONS UNDER AGENDA ITEM NINE

To approve, on a consultative basis, the Annual Report on Directors’ Remuneration in Banco Bilbao Vizcaya Argentaria, S.A., which has been made available to shareholders together with the rest of the documents relating to the General Meeting as of the date on which the Meeting was called.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 14, 2014	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized Representative